UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 28, 2022

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report includes the media release and the slides for the presentation to investors in connection with the Investor Deep Dive 2022 held on June 28, 2022.

Media release

Credit Suisse holds Investor Deep Dive sessions on Risk Management, Compliance and Technology & Operations as well as on Wealth Management

Zurich, June 28, 2022 – Credit Suisse Group AG (Credit Suisse) is today holding an Investor Deep Dive to inform investors about its key priorities and achievements across the Risk, Compliance and Technology & Operations functions as well as in the Wealth Management business.

Today’s event will be hosted by Credit Suisse Group CEO Thomas Gottstein. After his introduction, the following Credit Suisse executives will provide a detailed insight into the four core themes of the Investor Deep Dive:

▪  David Wildermuth, Chief Risk Officer, will set out the actions that Credit Suisse is taking to elevate its risk culture and capabilities and explain the advances made in strengthening its risk management framework.

▪  Rafael Lopez Lorenzo, Chief Compliance Officer, will highlight the initiatives being taken to strengthen the bank through effective and efficient compliance risk management.

▪  Joanne Hannaford, Chief Technology & Operations Officer, will give an insight into how Credit Suisse is simplifying and strengthening its Technology & Operations platforms and engineering its digital future.

▪  Francesco De Ferrari, CEO Wealth Management, will provide an update on the execution of the strategic priorities to drive sustainable growth and deliver value for clients.

Thomas Gottstein, Chief Executive Officer of Credit Suisse Group AG, commented: “At today’s Investor Deep Dive, we are providing an in-depth view on the delivery of our strategy in four key areas of the bank, namely in Risk Management, Compliance, Technology & Operations and in Wealth Management. Despite the challenging market environment, we remain firmly focused on the execution of our strategic plan during the transition year 2022 and on reinforcing our risk culture – crucially, while staying close to our clients. At the same time, we are continuing to drive the bank’s digital transformation, which is key to building a robust, scalable and agile organization that is fit for the future.”

Investor Deep Dive webcast and documents
The event will be broadcast via webcast beginning at 09:00 CEST / 08.00 BST / 03.00 EST and can be accessed at: 2022 Investor Deep Dive – Credit Suisse (credit-suisse.com)

The Investor Deep Dive presentations will be available to download from 07.00 CEST / 06.00 BST / 01.00 EST today at: 2022 Investor Deep Dive – Credit Suisse (credit-suisse.com)

Page 1	June 28, 2022

Media release

Contact details

Kinner Lakhani, Investor Relations, Credit Suisse
Tel: +41 44 333 71 49
Email: investor.relations@credit-suisse.com

Dominik von Arx, Corporate Communications, Credit Suisse
Tel: +41 844 33 88 44
Email: media.relations@credit-suisse.com

Credit Suisse
Credit Suisse is one of the world's leading financial services providers. Our strategy builds on Credit Suisse's core strengths: its position as a leading wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. Credit Suisse employs approximately 51,030 people. The registered shares (CSGN) of Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
▪ our plans,
▪ targets or goals;
▪ our future economic performance or prospects;
▪ the potential effect on our future performance of certain contingencies;and
▪ assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements and that the ongoing COVID-19 pandemic creates significantly greater uncertainty about forward-looking statements in addition to the factors that generally affect our business. These factors include:
▪ the ability to maintain sufficient liquidity and access capital markets;
▪ market volatility, increases in inflation and interest rate fluctuations or developments affecting interest rate levels;
▪ the ongoing significant negative consequences of the Archegos and supply chain finance funds matters and our ability to successfully resolve these matters;
▪ our ability to improve our risk management procedures and policies and hedging strategies;
▪ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of negative impacts of COVID-19 on the global economy and financial markets and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2022 and beyond;
▪ the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;
▪ potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;
▪ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
▪ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
▪ the ability to achieve our strategic goals, including those related to our targets, ambitions and financial goals;
▪ the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
▪ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
▪ the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
▪ geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities;

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Media release

▪ political, social and environmental developments, including climate change;
▪ the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
▪ the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
▪ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
▪ operational factors such as systems failure, human error, or the failure to implement procedures properly;
▪ the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;
▪ the adverse resolution of litigation, regulatory proceedings and other contingencies;
▪ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
▪ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
▪ the discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
▪ the potential effects of changes in our legal entity structure;
▪ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
▪ the ability to retain and recruit qualified personnel;
▪ the ability to protect our reputation and promote our brand;
▪ the ability to increase market share and control expenses;
▪ technological changes instituted by us, our counterparties or competitors;
▪ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
▪ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
▪ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2021.

Disclaimer
This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change. It has been prepared solely for information purposes and for the use of the recipient. It does not constitute an offer or an invitation by or on behalf of Credit Suisse to any person to buy or sell any security. Any reference to past performance is not necessarily a guide to the future. The information and analysis contained in this publication have been compiled or arrived at from sources believed to be reliable but Credit Suisse does not make any representation as to their accuracy or completeness and does not accept liability for any loss arising from the use hereof.

The English language version of this document is the controlling version.

Copyright © 2022 Credit Suisse Group AG and/or its affiliates. All rights reserved.

Page 3	June 28, 2022

 Investor Deep Dive 2022  June 28, 2022

 Disclaimer (1/2)  2  This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment.Cautionary statement regarding forward-looking statements This document contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in “Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021 and in the “Cautionary statement regarding forward-looking information” in our media release relating to the 2022 Investor Deep Dive published on June 28, 2022 and submitted to the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements.In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook”, “Goal”, “Commitment” and “Aspiration” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks, goals, commitments and aspirations are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, increased inflation, interest rate volatility and levels, global and regional economic conditions, challenges and uncertainties resulting from Russia’s invasion of Ukraine, political uncertainty, changes in tax policies, scientific or technological developments, evolving sustainability strategies, changes in the nature or scope of our operations, changes in carbon markets, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, these statements, which speak only as of the date made, are not guarantees of future performance and should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks, goals, commitments, aspirations or any other forward-looking statements. For these reasons, we caution you not to place undue reliance upon any forward-looking statements. We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions including macroeconomic and other challenges and uncertainties, for example, resulting from Russia’s invasion of Ukraine, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.Estimates and assumptionsIn preparing this document, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take into account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this document may also be subject to rounding adjustments. All opinions and views constitute good faith judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information.

 Disclaimer (2/2)  3  Statement regarding non-GAAP financial measuresThis document contains non-GAAP financial measures, including results excluding certain items included in our reported results as well as return on regulatory capital. Further details and information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in the Appendix, which is available on our website at www.credit-suisse.com.Our estimates, ambitions, objectives, aspirations and targets often include metrics that are non-GAAP financial measures and are unaudited. A reconciliation of the estimates, ambitions, objectives, aspirations and targets to the nearest GAAP measures is unavailable without unreasonable efforts. Results excluding certain items included in our reported results do not include items such as goodwill impairment, major litigation provisions, real estate gains, impacts from foreign exchange and other revenue and expense items included in our reported results, all of which are unavailable on a prospective basis. Return on tangible equity is based on tangible shareholders’ equity, a non-GAAP financial measure also known as tangible book value, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet, both of which are unavailable on a prospective basis. Return on regulatory capital (a non-GAAP financial measure) is calculated using income/(loss) after tax and assumes a tax rate of 25% and capital allocated based on the average of 13.5% of risk-weighted assets and 4.25% of leverage exposure; the essential components of this calculation are unavailable on a prospective basis. Such estimates, ambitions, objectives and targets are calculated in a manner that is consistent with the accounting policies applied by us in preparing our financial statements.Statement regarding capital, liquidity and leverageCredit Suisse is subject to the Basel framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks, which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse has adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA.Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The tier 1 leverage ratio and CET1 leverage ratio are calculated as BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure. SourcesCertain material in this document has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness, reasonableness or reliability of such information.

 Credit Suisse 2022 Investor Deep DiveAgenda  4  Time (GMT)  Theme  Presenter  Duration  08:00 am  Opening remarks  Thomas Gottstein, Chief Executive Officer  15’  08:15 am  Elevating our risk culture and capability  David Wildermuth, Chief Risk Officer  30’  08:45 am  Keeping the bank safe through effective and efficient compliance risk management  Rafael Lopez Lorenzo, Chief Compliance Officer  30’  09:15 am  Engineering the digital future together  Joanne Hannaford, Chief Technology & Operations Officer  30’  09:45 am  Break     15’  10:00 am  Driving sustainable growth in Wealth Management  Francesco De Ferrari, CEO Wealth Management  30’  10:30 am  Q&A session & Closing remarks    60’  11:30 am  Lunch

 Risk  Elevating our risk culture and capability  David Wildermuth, Chief Risk OfficerJune 28, 2022

  Invest for growth   Simplify the operating model   The past 12 months have been a period of significant change for the Risk organization  6  Aligned on priorities for Risk going forward, investing in our people, processes and infrastructure   Strengthen the core business  Credit Suisse has set new strategic goals…  …and Risk has evolved to match  Footnotes are an integral part of this presentation. See slides 62-67 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.   Reset our risk appetite and managed our risk profile to position ourselves with the Group strategy  Reinforced the Risk organization, established expectations for first line of defense ownership, and developed path forward for risk culture

 Our risk profile is well-diversified with a focus on credit risk  7  Bank-wide RWAin %, end-1Q22  185(68%)  70(26%)  Credit risk  Operational Risk  Market risk  Credit exposure – Lending and central bank placementsin %, end-1Q22  Market risk  Other2  Counterparty risk1  Credit risk3  Operational risk    1%  Central banks  Financial institutions  Public authorities  Commercial  Consumer  We are well-diversified across counterparties  Footnotes are an integral part of this presentation. See slides 62-67 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

 The credit portfolio is diversified and sound  8  Credit exposure – Lending and central bank placements in %, end-1Q22  Central banks  Consumer  Financial institutions  1%  Public authorities  Commercial  Footnotes are an integral part of this presentation. See slides 62-67 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.           87%Investment grade-rated; mostly commercial banks, funds, asset managers  99%Exposure to SNB / ECB / FED  85%Exposure to developed markets  71%Residential mortgages; well collateralized, Swiss-dominated portfolio

 Archegos highlighted weaknesses in risk management where outcome substantially deviated from historical performance  9  Provision for credit losses ratio vs. peers1Provision for credit losses / average net loans, in bps  Provision for credit lossesCHF mn, ex-Archegos  Peer average  CS average      Credit Suisse  Peers  2010  2011  2012  2013  2014  2015  2016  2017  2018  2019  2020  2021  (79)  187  170  167  186  324  252  210  245  324  1,096  (102)  144 bps incl. CHF 4.3 bn Archegos provision    Swiss Bank & Wealth Management PCL ratio each average 8 bps 2018-2021  Footnotes are an integral part of this presentation. See slides 62-67 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

Aggregate risk profile has been recalibrated, enabling reinvestment into strategic areas

Bank-wide market & credit risk RWA
in CHF bn



239
203
Wealth Management
21%
22%
Investment Bank
39%
34%
Swiss Bank
27%
31%
Asset Management
3%
3%
Corporate Center
9%
10%
1Q21
1Q22

Recalibrated risk profile, 1Q22 vs. 1Q21

- Reduced CHF 30 bn total RWA and CHF 90 bn leverage exposure in line with risk appetite recalibration
  - Managed reductions in line with business strategy primarily in IB: ongoing exit of Prime Services and non-core GTS markets without Wealth Management nexus, and optimization of Corporate Bank exposure
  - Credit portfolio is stable in size, but increased quality; <1% drop in credit exposure, but 21% reduction in Emerging Markets driven by single name client review
- Reduced Fair Value Level 3 assets to CHF 10 bn (1.4% of total assets) from CHF 15 bn
- Conservative management of short-term and long-term liquidity
  - Maintained Liquidity Coverage Ratio >190%
  - Increased Net Stable Funding Ratio from 115% to over 120%
- Go-forward plans to execute the strategy in target areas (WM, SB, select IB focus businesses) while maintaining a risk-aware focus

10

Footnotes are an integral part of this presentation. See slides 62-67 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

CREDIT SUISSE

The focused reductions have been on higher risk areas

Credit portfolio de-risking focused on more concentrated non-IG clients
Non-IG credit exposure, in CHF


(17)%
1Q21
1Q22

Prime Services has been reduced in line with exit strategy
Prime Services credit RWA, in USD


(83)%
1Q21
1Q22

Successful repositioning of Ship Finance, making room for WM growth
WM Ship Financing credit exposure, in CHF


(22)%
1Q21
1Q22

11

Footnotes are an integral part of this presentation. See slides 62-67 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

CREDIT SUISSE

Deep dive on selected portfolios

	Swiss Bank	Share-Backed Lending	IB Leveraged Finance
1Q22 portfolio	▪ Swiss Bank portfolio (CHF 163 bn) of high quality; 93%[1] investment grade rated ▪ 73% relates to real estate lending (~45% average LTV) ▪ Commodity Trade Finance (CTF) portfolio concentrated on large/mid-size players – focus on energy (43%) and metals (45%)	▪ 75% investment grade rated – focused on liquid listed collateral ▪ Diversified portfolio of transactions with core UHNW clients ▪ Global book; largest region APAC, supporting Entrepreneur strategy	▪ 1Q22 NIG underwriting exposure of USD 7.4 bn, ~25% lower vs. 1Q21 ▪ Underwriting exposure further reduced as deals syndicate ▪ 2Q22 shift toward higher quality and defensive names with de-risking underway
Forward looking risk management measures	▪ Conservative lending standards aligned to Swiss Banking Association ▪ Resilient to interest rate changes ▪ CTF with 75% of exposures transactionally secured with maturities under 180 days	▪ De-risked portfolio; with de-risking focus on concentration risks ▪ Emphasis on conservative LTV terms, collateral support and structural mitigants ▪ Remains a core product for WM client growth	▪ Track record of managing and distributing risk in adverse markets ▪ Maintain robust and improved underwriting terms ▪ New commitments well structured and reflect current investor appetite ▪ Disciplined approval of higher quality new underwriting

12

Footnotes are an integral part of this presentation. See slides 62-67 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

CREDIT SUISSE

Investing in our people and our organizational design is critical to strengthening our Risk management

Clearer lines of control

Greater top-of-house transparency

6 CRO direct reports no longer dual-hatted since April 2021

Reinforced leadership team

4 new CRO direct reports hired since April 2021

Depth of experience

Increased industry expertise

CRO direct reports average ~25 years experience

More CS tenure and institutional insights

CRO direct reports average ~11 years at Credit Suisse

Improved stability

Strengthened risk pillars

Enabled greater consistency across all risk types; new risk types elevated (Cyber & Tech, Sustainability)

Heightened investment

Risk budget increase of >15% for 2022 vs. 2020

13

Footnotes are an integral part of this presentation. See slides 62-67 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

CREDIT SUISSE

 We continue to invest in embedding Climate risk into our risk management framework building on strong progress to-date  14  Footnotes are an integral part of this presentation. See slides 62-67 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.   We are engaging with peers & the broader community as climate risk management continues to evolve  UN Environment Programme – Finance Initiative  Sustainable Markets Initiative – Financial Services Taskforce  Task Force on Climate-Related Financial Disclosures  Taskforce on Nature-related Financial Disclosures  Carbon Disclosure Project  Net Zero Asset Managers Initiative  Climate Bonds Initiative  Climate Action 100+  Science-Based Targets Initiative  Poseidon Principles  Select examples:

Many gaps identified following Archegos have been addressed via prioritized investments

Archegos themes	First line of defense enhancements (examples)	Second line of defense enhancements (examples)
Risk governance	▪ Appointed IB Chief Business Risk Officer ▪ Completed review of resource and seniority levels across relevant areas	▪ Split Chief Risk and Chief Compliance Officer functions ▪ Reinforced risk capabilities and frameworks, especially in credit risk ▪ Established Executive Board Risk Management Committee
Client risk management	▪ Further clarified first line of defense ownership of Counterparty Risk and risk constraints ▪ Enhanced reporting and added metrics for hedge funds & family offices	▪ Completed review of largest clients globally ▪ Refined appetite with an eye to single-name and collateral concentrations
Counterparty risk management	▪ Completed roll out of dynamic margining model for hedge funds ▪ Enhanced default management capabilities	▪ Created dedicated Counterparty Market Risk function ▪ Implemented additional portfolio stress testing scenarios ▪ Improved measurements of specific risks (e.g. tail and concentration risks) and margining
Risk appetite & limit framework	▪ Immediately revised risk appetite across the portfolio ▪ Enhanced Investment Bank overarching framework for counterparty limits ▪ Continue to examine the risk profile of each business division, recalibrating limits and reducing concentrations	▪ Introduced stronger escalation protocols, particularly for limit excesses ▪ Introduced escalation of any significant and persistent limit excesses to the Executive Board and Board Risk Committee
Risk culture	▪ Instilled increased accountability across first and second line of defense activities ▪ Implemented enhanced risk-sensitive performance scorecards ▪ Reinforced training, communications and expectation setting from senior management covering areas such as Speak Up Culture, Risk Mindset, Red Flags/Escalation, and "Everyone is a risk manager"	

15

Footnotes are an integral part of this presentation. See slides 62-67 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

CREDIT SUISSE

Our response to Russia/Ukraine demonstrated improvements to risk capabilities, urgency and accountability

Net Russian risk exposure[1]
in CHF mn



(56)%
848
373
4Q21
1Q22

Response to Russia crisis

- Risk and Compliance-led risk reduction began pre-crisis, limiting exposure
- Response team launched cross-division, supporting consistency of approach
- Multiple Risk-led focus meetings held daily, including decision-making call with key Executive Board members
- Trade finance limits for Russian banks reduced pre-invasion by 40%[2]
- Remaining exposure to corporates & individuals highly collateralized with non-Russian collateral

16

Footnotes are an integral part of this presentation. See slides 62-67 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

CREDIT SUISSE

Strengthened risk infrastructure will support connectivity across lines of defense and forward-looking analysis

Recent updates

- Risk technology centralized under new CTOO to support cohesive management across the bank
- New dedicated Head of Risk Technology joined in May 2022
- Targeted investment in technology to support risk infrastructure objectives
- Reengineering and automation have improved the timeliness of early warning indicators
- Early success in the movement of risk calculations and aggregation into the cloud

Go-forward approach to Risk Technology infrastructure

- Automation and foundational infrastructure to support timely and accurate risk management
- Move from siloed risk platforms to open service architecture
- Data plant augmented by market and alternate data sets to enable complex scenario analysis and regulatory simulations
- Elastic and scalable compute to cater for the breadth and complexity of the domain
- Agile working to improve efficiency and collaboration

17

Footnotes are an integral part of this presentation. See slides 62-67 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

CREDIT SUISSE

Risk culture is a core focus across first and second lines of defense

Risk Culture framework


Encourage challenge
Leaders act as role models
Act in line with Purpose & Values
Take ownership
Learn and anticipate
Everyone is a risk manager
Governance, roles and responsibilities
Risk resources
Risk appetite and strategy
Incentives and consequences
Risk competencies

Recent developments

- Clear and dedicated focus on risk culture at the heart of the Group Strategy announced in November 2021
- Several immediate enhancements made following Archegos, e.g. risk elements on senior performance scorecards, "Everyone is a risk manager" communications
- A risk culture framework has been developed focusing on desired behaviors and focus foundation elements
- To track progress, an internal risk culture dashboard has been developed with specific metrics to measure and drive change
- Progress will be driven by a Risk Culture Activities plan with activities along various framework dimensions

Sample risk culture dashboard metrics

Metric	Current value
% limit breaches resolved within guidelines	>99% [1]
Risk Deep Dives performed by first line of defense in Risk Committees (e.g. Executive Board Risk Management Committee)	+70% [2]

18

Footnotes are an integral part of this presentation. See slides 62-67 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

CREDIT SUISSE

Strategic Regulatory Remediation function established to strengthen delivery against regulatory priorities

Context

Strategic Regulatory Remediation (SRR) function established as new independent function at Executive Board level in April 2022

- SRR under lead of D. Wildermuth, reporting to T. Gottstein
- Regulatory Relations aligned together with SRR
- SRR steered by Strategic Regulatory Remediation Committee
- Strong Board engagement on SRR activities through frequent interaction and review of priorities and progress

SRR's goal is to oversee holistic strategic regulatory remediation across the bank

- Driving and monitoring timely execution
- Ensuring read-across and sustainability of solutions
- Aiming for "one voice" to regulators

Approach structured by themes, owned by Executive Board members that are accountable sponsors for sustainable remediations within designated theme

Strategic Regulatory Remediation key priorities

Promotion of risk culture
with proactive and holistic perspective on remediations

Strong Executive Board engagement
in planning and executing remediation efforts

Analysis of root causes & target state aspirations
at the core of all remediation efforts

Diligent execution
against clear target states with tight process tracking

Continued proactive communication
with regulators on progress

19

Footnotes are an integral part of this presentation. See slides 62-67 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

CREDIT SUISSE

Delivery will continue on the Risk strategy

Priorities

Risk management

- Drive risk management excellence with focus on people, processes, governance and infrastructure
- Strengthen front-to-back risk management, including the first line of defense
- Further incorporating risk return into our decision making

Risk culture

- Increase accountability and risk ownership for both the first line of defense and the Risk organization
- Strengthen the "speak up" and "Everyone is a risk manager" culture
- Drive transparency through the Risk Culture dashboard

Operating model

- Adapt our organizational structure to support accountability and transparency
- Align on consistent risk practices across divisions, risk types and regions

Resources

- Review resources and infrastructure capabilities
- Focus on the training, recruitment and retention of talent
- Accelerate and solidify collaboration with the Strategic Regulatory Remediation function

20

Footnotes are an integral part of this presentation. See slides 62-67 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

CREDIT SUISSE

 Compliance  Keeping the bank safe through effective and efficient compliance risk management  Rafael Lopez Lorenzo, Chief Compliance OfficerJune 28, 2022

Addressing complexity in Compliance remains an industry challenge and core to our success

Industry challenges

- Numerous new and prescriptive requirements
- Increasing types of financial crimes and compliance risks
- Increasing regulatory scrutiny and supervisory activities
- War for talent

Number of regulatory alerts published each year[1]



~18k
~52k
~67k
2012
2016
2020

Select regulatory developments since 2010

2010 – 2019

- MiFID II, FIDLEG
- Automatic Exchange of Information
- Foreign Account Tax Compliance Act

2020 – 2024

- BCBS treatment for crypto-assets
- Revision of the Swiss Anti-Money Laundering Act
- EU Sustainable frameworks

Credit Suisse response

- Implementation of regulatory change
- Expanded to cover new and emerging compliance risks
- Engagement with regulators
- Continued investment in people, data and technology

Compliance headcount[2]

in FTE



+25%
~2,000
~2,200
~2,400
~2,500
2019
2020
2021
1Q22

Compliance cost[3]

in CHF mn



+34%
~370
~430
~480
~500
2019
2020
2021
2022
Estimate

22

Footnotes are an integral part of this presentation. See slides 62-67 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

CREDIT SUISSE

We have re-set our vision and are taking decisive action to deliver

Vision

Keep the bank safe through effective and efficient compliance risk management

Principles

Risk focus vs. Process focus
Global minimum standards

Holistic assessment of risks
Consolidated supervision

Rebalancing first and second lines of defense
Strengthen risk ownership and culture

Technology and Data enabled
Closer proximity to Compliance officers

Delivery

1. Strengthen organization

2. Reinforce controls & simplify processes

3. Deliver on regulatory commitments

4. Improve risk culture

Footnotes are an integral part of this presentation. See slides 62-67 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

23

CREDIT SUISSE

Refreshed leadership and simplification have strengthened the CCO organization

Responsibilities and ownership…



Thomas Gottstein
Chief Executive Officer
Credit Suisse Group AG



Rafael Lopez Lorenzo
Chief Compliance Officer
Member of the Executive Board

- Risk-aligned teams
- Divisional & Regional teams
- Centralized teams

…with very clear benefits…

- **Risk-aligned teams** setting Global Minimum Standards and overseeing these as thematic risk owners
- **Divisional / Regional teams** challenging compliance risk and seeking to ensure execution against Global Minimum Standards
- **Centralized teams** simplify and accelerate priorities of change, data, technology and regulatory deliverables

…and a focus on strong leadership and talent

A refreshed and diverse team
- Average professional experience of 21 years
- 55% female employees in Compliance function

Strengthening seniority
- 14% MDs/Directors in Compliance function
- 22 new MDs/Directors hired YTD[1]

Increased leadership bandwidth
- Senior leadership team increased from 8 to 13[2]
- Reduced dual hatting to increase risk oversight

24

Footnotes are an integral part of this presentation. See slides 62-67 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

CREDIT SUISSE

Client Risk Management has been strengthened and simplified

Strong governance, simplified processes

Board oversight

Executive Board Risk Management Committee

Sets risk appetite

Group Client Risk Committee (GCRC)

Divisional Client Risk Committees (DCRC)

Divisional / Regional approvers

Escalation

Clear criteria

Criteria for reviewing and assessing clients and transactions applied across six dimensions:

- Sanction Risk
- Politically Exposed Persons
- Convicted Persons/Entities
- Country Risk
- Sustainability Risk
- Sovereign Risk

Outcomes

1. Simplified governance for efficient decision making
2. Clarity of escalation criteria
3. Clients and transactions assessed through multiple lenses
4. Divisions driving discussion aligned with risk focus and culture, with second line of defense challenge

Ensuring clients and transactions effectively and efficiently reviewed

25

Footnotes are an integral part of this presentation. See slides 62-67 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

CREDIT SUISSE

We are strengthening the first line of defense and Compliance oversight in client onboarding and lifecycle management

Changes to client onboarding and lifecycle management process

Onboarding

Client Lifecycle changes

Offboarding

- Transferring compliance expertise (~450 FTEs) to first line of defense
- Divisions perform know-your-client processes from onboarding and through client lifecycle
- Compliance performs enhanced due diligence for the highest risk clients and performs independent testing
- CTOO committed to further automate and streamline the target operating model

Outcomes

Increased risk accountability in first line of defense

Enhanced efficiency and effectiveness of Client Lifecycle Processes

Strengthened lines of defense oversight and testing of controls

Enabling efficient and effective client onboarding and risk management

26

Footnotes are an integral part of this presentation. See slides 62-67 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

CREDIT SUISSE

Our approach to sanctions demonstrates the effectiveness of our controls to manage evolving market developments

Our sanctions approach

- Global Sanctions team well connected with sanction authorities
- Scenario planning – pre-sanction client exposure assessment
- Bank-wide client screening to identify impacted relationships as sanctions evolve
- First line of defense driving engagement on exposure assessment and mitigation
- Executive Board oversight with dedicated governance and escalation

We apply global sanctions timely and effectively across all impacted clients and businesses

Mitigating the risk of clients circumventing sanctions regimes

27

Footnotes are an integral part of this presentation. See slides 62-67 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

CREDIT SUISSE

We have a clear roadmap to deliver on our regulatory commitments

Engagement with regulators

- Increased transparency on deliverables
- Re-calibrate programs

Key regulatory programs

- Good progress in delivery of compliance related regulatory programs
- Working diligently to execute on our regulatory book of work

Strategic Regulatory Remediation Office

- Strengthened delivery
- Consistency of themes
- Improved oversight and reporting

Compliance commitments closed and currently active



+25%
Closed between June 2020 and May 2021
Closed between June 2021 and May 2022
Currently active

28

Footnotes are an integral part of this presentation. See slides 62-67 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

CREDIT SUISSE

  We are making fundamental changes to the Compliance risk culture   29  1  Co-ownership of key regulatory programs  4  Active challenge from the second to the first line of defense  Divisions and Regions leading discussions on compliance risk through bank governance  2  Clear accountability of client risk appetite  3  Lead mindset where “Everyone is a risk manager”  5  Changes in Risk Culture observed by Compliance  Risk Culture framework                                                                                                                                                                                                                                                                    Learn and anticipate  Take ownership  Encourage challenge  Leaders act as role models  Act in line with Purpose & Values  Governance, roles and responsibilities  Risk appetite and strategy  Incentives andconsequences  Risk competencies  Risk resources  Everyone is a risk manager      Footnotes are an integral part of this presentation. See slides 62-67 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

 Delivery to continue…  30  3. Deliver on regulatory commitments  2. Reinforce controls & simplify processes  4. Improve risk culture  1. Strengthen organization  Footnotes are an integral part of this presentation. See slides 62-67 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

 Technology & Operations  Engineering the digital future together  Joanne Hannaford, Chief Technology & Operations Officer June 28, 2022

Technology and Operations (CTOO) supports our business today

Wealth Management

>800 bn AuM in CHF[1]

~140 countries covered

15 booking centers

Investment Bank

>160 mn daily client orders on electronic trading platform

250 multi-asset execution venues

4.5k clients actively trading on IB platform daily

Rationalization opportunities for foundational infrastructure

>100k virtual & physical servers

~180 Petabytes total data stored

3k applications

~90k workstations

37k relational databases

13 data centers

Swiss Bank

~240 mn annual payment transactions[2]

~430 ATMs

7 mn digital online banking sessions per month

Asset Management

>460 bn AuM in CHF

>440 investment funds

~70% institutional clients

32

Footnotes are an integral part of this presentation. See slides 62-67 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

CREDIT SUISSE

We drive the digital transformation of our business

Simplify

Simplify our **fragmented** technology landscape

Optimize our footprint and **workforce** strategy

Promote a **secure** and resilient infrastructure

Strengthen

Create an engineering, solutions-driven **culture**

Invest in an agile **talent** with an engineering mindset

Build enterprise-scale, foundational technology **capabilities**

Invest for Growth

Invest in **digitally-enabled** client and RM experience

Drive business **growth** through digital products and platforms

Design for the long-term, **deliver** for the short-term

33

Footnotes are an integral part of this presentation. See slides 62-67 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

CREDIT SUISSE

CTOO strategy enables client and business priorities

Business strategy

Global **Wealth Management** expanding leading UHNW and accelerating HNW franchises

- Digital platform for HNW clients
- Wealth as a Service approach
- Simplify platform architecture

Swiss Bank leading position in serving high-touch / high-tech clients

- Adapted digital engagement model
- CSX offering

Capital-light **Investment Bank** focused on businesses with competitive edge & higher returns and growing connectivity to Wealth Management

- Best-in-class electronic trading execution
- Differentiated cross-asset solutions focused on WM clients (GTS)

Talent and technology led **Asset Management** focused on product strengths

- Core product capabilities
- Strengthened sales support

CTOO strategic priorities

Digital business platforms: Business platforms driven by Chief Information Officers, enabling scalable front-to-back capabilities and differentiated products

Technology platforms & core capabilities: Best-of-breed technology platforms driven by Chief Technology Officer, providing enterprise capabilities

Security: Sustained increase in security investment with a Security First approach providing dynamic protection and minimizing risk

Operations: Robust, scalable and automated Operations function with a strong control focus

Structural cost opportunities: Lever opportunities moving to a centralized structure, driving workforce strategy and simplifying technology platforms

Talent, culture and agile ways of working: Right-sized and optimized workforce, with an agile engineering culture

34

Footnotes are an integral part of this presentation. See slides 62-67 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

CREDIT SUISSE

Digital business platform initiatives have already produced tangible results, and will be further scaled to drive growth

Good starting position…

Flagship CSX digital franchise
- Targeting retail affluent clients
- >150k clients and CHF >1.8 bn balances
- Integrating core banking, investing, pensions, financing and third-party services

Award-winning securities and execution platforms[1]
- Award-winning Advanced Execution Services platform
- Market leading technology enabled ABS whole loan trading platform
- Award-winning Sphere Equity Derivatives platform for institutional clients
- Execution factory providing IB services to sophisticated WM clients

Leading Digital Private Bank
- Integrating investment offering with our research and House View
- Product shelf with client / product risk profiling, recommendations engine & compliance controls
- Leveraging institutional grade IB content, product manufacturing and risk management capabilities

…building further digital business

- Continued client growth, expected to reach >200k clients by the end of 2022
- Extend digital offerings to business and private clients
- Develop ecosystem platform with customizable service model for Affluent / Wealth as a Service and Open Banking infrastructure

- Continued improvement of execution through advanced low-latency algorithms
- Digital Whole Loan Participation platform expected to double to USD 2 bn in 2022
- Strong client support with awards in 2019-21[1] and continued offering expansion
- 250+ Swiss-booked clients onboarded to scalable cross-asset eTrading platform

- Extend direct-to-client advisory offerings globally in alignment with House View
- Augment cross-asset product distribution and execution services for WM clients
- Increase client facing time for RMs through process simplification and automation
- Standardize international booking platforms and financing solutions
- Build-out cloud-native Wealth as a Service offering with partners

35

Footnotes are an integral part of this presentation. See slides 62-67 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

CREDIT SUISSE

 Our digital products are a key enabler across businesses  36                    CSX: Fully mobile, high-tech banking for accounts, cards, investing and financing   CSX Mobile Banking     Award-winning Sphere Equity Derivatives platform1 offering institutional clients and our RMs the same tools, product customization and quant models  Equity Derivatives Platform    Spark allows product specialists to manage a compliant product shelf rich with news content and research materials and create actionable investment ideas for RMs and clients  APAC Product & Content Platform    Footnotes are an integral part of this presentation. See slides 62-67 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

  Technical core capabilities reduce tool duplication and improve time-to-market  37                      Omni-channel                Frictionless, high quality client experience within and between communication channels  Developer experience is essential to increase developer effectiveness, accelerate software delivery, attract and retain engineering talent  Cloud operating model enables business agility and differentiating capabilities driving scale and flexibility  Optimized operations through increasing process efficiency, reducing cost and operational risk  Balance velocity of future development and operational risk by reducing cost of failure  Running our applications on the same data platform to accelerate product development and obviate siloed infrastructure  Implement Zero Trust security model to operate in a dynamic environment and evolving threat landscape    Developer experience  Cloud  Intelligent automation  Site reliability engineering  Data  Security                  Capability  Investment outcome  Footnotes are an integral part of this presentation. See slides 62-67 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

Cloud and strategic ecosystem partnerships are expected to accelerate our time-to-market and deliver transformation at scale

Capabilities and services

- Cloud first approach to new developments; design, develop, test, and run in the cloud
- Consume cloud-native services, leapfrog generational transformation
- Implement multi-cloud and Zero Trust strategy – from static to dynamic
- Digital development capacity

Ecosystem partnerships

- Engage with leading technology partners, experienced in executing large scale transformation on a compressed timeline
- Identify opportunities to integrate innovative business capabilities as a service
- Access best-of-breed capabilities and solutions

Value to Credit Suisse stakeholders

- Accelerated time-to-market for platform scale benefits and market-based opportunities
- Expose value-added Credit Suisse data and analytics to clients
- Reduce operational risk and drive efficiency with consumption based model and dynamic scaling

38

Footnotes are an integral part of this presentation. See slides 62-67 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

CREDIT SUISSE

We have nearly doubled our investments in security

We have prioritized security… …in the face of an evolving threat and regulatory landscape

Investment and priorities

- ✓ **Sustained increase in cyber security investment** including planned migration to Zero Trust architecture responding to the exponential increase of cyber threats and the need to meet client and regulatory expectations
- ✓ **Continued cyber risk reduction** with focus on strategic capability build in cybersecurity, risk management, supply chain and financial crime capabilities
- ✓ **Drive to Security First approach** across technology capabilities, moving to security and resilience by design
- ✓ **Focus on minimizing complexity** through automation and adoption of modern best practices

Focus areas to date

- Increased controls to enhance the security of our assets, applications and systems
- Improved access management controls including significant reduction in privileged access accounts
- Deployment of enhanced tools to monitor, analyze and manage our cyber security
- Threat-led approach including enriched malware detection controls reducing the risk of ransomware
- Deployment of authenticated vulnerability scanning and augmented patching process to reduce system downtime

Cyber security spend


~1.7x
2020
2021
2022
Past
Future (committed)

39

Footnotes are an integral part of this presentation. See slides 62-67 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

CREDIT SUISSE

We are driving towards a robust, scalable and automated Operations function with a strong control focus

Product & client experience

- **Client centric:** proactive, responsive, data-led client and business interactions
- **Increase data-literacy among workforce:** close partnership between Technology and Operations enabling the optimization of data use and the identification of opportunities for automation, efficiency and control

Workflow & process automation

- **Automation:** Intelligent Automation and service orchestration through data and Artificial Intelligence
- **Work orchestration:** insight-led activity with work orchestration based on strong data core
- **Foundational technology:** flexible, uniform and scalable cloud-based architectures replacing duplicate applications

Proactive management of risks & controls

- **Control function:** strengthen the position of Operations to act as a second line of defense across the organization allowing front-to-back oversight
- **Mutualized services:** standardization of common services across business lines or corporate functions

40

Footnotes are an integral part of this presentation. See slides 62-67 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

CREDIT SUISSE

             41  India  Poland   Others  Raleigh  Switzerland  UK  New York  28,700  60% of workforce in low and medium cost locations  Employees  35%  59%  65%  41%  11,100  Externals  Developer  Non-developer  13,300  Processing  6%  Externals  94%  Employees  5%    Non-processing  1,000  95%  3,300  Skewed ratio of developer and non-developer talent  Majority working on processing activities   Different skill mix required and lower share of externals to drive further value creation  Total workforce1  Technology  Operations  Footnotes are an integral part of this presentation. See slides 62-67 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.    Our workforce offers opportunity to reinvest

Our cost structure reflects the period of transition from a federated to a centralized model



Operating expenses
in CHF bn
3.6
Technology
Change the Bank
1.2
Maintenance
0.4
Run the Bank
1.6
Operations
0.4
(0.2)
3.4
1.1
0.4
1.5
0.4
2022 Budget
Estimated reduction
2022 Exit Rate

Immediate Exit Rate savings in 2022 identified, actual fiscal savings will be reported with 4Q22/FY22 results

Defragmentation of Change the Bank portfolio intended to reduce duplication with expected 2022 synergies

Run the Bank cost reflects our on-premises operating model

Our review of industry benchmarks[1] indicates an overspend in Technology and an underspend in Operations

42

Footnotes are an integral part of this presentation. See slides 62-67 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

CREDIT SUISSE

Consolidation brings further structural cost opportunities

CHF 200 mn in 2023

- **Centralization** has created transparency on areas of duplication
- New hiring **guidelines** in place
- **Governance** in place to avoid duplicative work
- **Decommissioned** 6%+ of applications in last 12 months
- Began to automate extraordinary amount of **manual work**
- **Renegotiated** commercial terms with third party providers and established firm-wide terms
- Making the developers we have more **productive**
- Commenced a firm-wide agile rollout to **streamline** delivery
- Fewer **change** teams

…and additional CHF 400 mn in the medium term

- **Lean**, agile, technical, accountable organization
- **Contribution**-based rewards model
- More **meritocracy**, less hierarchy
- Highest **value** work performed in-house – knowledge retained
- **Platform**-driven scale and resiliency
- Building out desired **end states**
- **Cloud**-native build solves duplication and data fragmentation
- **Consolidate** and exit data centers
- Site Reliability Engineering mindset reduces **Run the Bank**
- **Stringent** portfolio prioritization and automated governance

43

Footnotes are an integral part of this presentation. See slides 62-67 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

CREDIT SUISSE

  Strength in execution based on a transformed organization   44  Engineering- centric organization  Chief Technology Officer   Chief Product Officer   Chief Digital Officer  Chief Information Officer  Chief Security Officer  Global Operations  Drives strategy and development of enterprise engineering services, grows core enterprise services and fosters a culture of innovation and engineering excellence  Product / platform engineering and infrastructure delivery facing off to divisions & corporate functions. Driving modernization of legacy technology  Sets the bank-wide strategic information security direction and owns the security engineering capabilities                  Engaged, agile, empowered and multi-disciplinary workforce with engineering skills and mindset  Leads and facilitates the creation of products and services that deliver value to both customers and the business  Sets and executes digital strategies to drive digital revenue, improve customer engagement, optimize operations and create new business value   Provides critical banking services to clients across all divisions including securities settlement, cash management, asset servicing, margin services and client asset safeguarding               Footnotes are an integral part of this presentation. See slides 62-67 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

 Key takeaways   45  Footnotes are an integral part of this presentation. See slides 62-67 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.   Structural cost opportunities  Invest in talent, culture and new ways of working  Security by design   Robust, scalable and automated Operations  Digital platform renewal  Invest in core enterprise services

 Wealth Management  Driving sustainable growth  Francesco De Ferrari, CEO Wealth ManagementJune 28, 2022

Credit Suisse is a leading global Wealth Manager

Wealth Management at Credit Suisse[1]

Global scale and market leadership

Top 2 Global Wealth Manager outside of US with strong brand and heritage

CHF 1.2 trn CBV
CHF 0.8 trn AuM

Deep client franchise

Balanced focus between **entrepreneurial UHNW clients** (multi-generation relationships) and growing base of **HNW clients**

50/50 split
of net revenues[2]

Highly skilled talent pool

Team of **high quality** RMs as well as specialists in products & solutions and structuring

~3,000
RMs

47

Footnotes are an integral part of this presentation. See slides 62-67 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

CREDIT SUISSE

Deep and long-standing history across our regions, geared towards higher growth markets

Overview of Wealth Management division's key regions[1]

CBV in CHF

Switzerland – Premium Clients
- ~50 RMs
- ~120 bn CBV
- ~7% expected market growth
- Since 1850s

Europe
- ~590 RMs
- ~230 bn CBV
- ~5% expected market growth
- Since 1910s

Global External Asset Managers[2]
- ~140 RMs
- ~120 bn CBV
- Since 1990s

Latin America
- ~200 RMs
- ~100 bn CBV
- ~8% expected market growth
- Since 1950s

Middle East & Turkey
- ~260 RMs
- ~140 bn CBV
- ~7% expected market growth
- Since 1960s

APAC
- ~710 RMs
- ~300 bn CBV
- ~10% expected market growth
- Since 1960s

WM division

~60% exposure to higher growth markets[3]; ~55% of revenues from UHNW clients

Selected awards 2022

EUROMONEY

Best PB / Wealth Manager for Clients USD >250 mn in Switzerland

Best PB / Wealth Manager in Brazil

Best PB / Wealth Manager in Middle East

ASIAMONEY

Best for Family Office in Asia

Best International Private Bank in Indonesia, Philippines, Taiwan and Thailand

Footnotes are an integral part of this presentation. See slides 62-67 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

48

CREDIT SUISSE

Distinctive capabilities differentiate our client value proposition

Investment offering

- **Leading House View** enables us to develop innovative and sustainable solutions generating 'alpha'
- Offering includes **broad range** of high-quality products including signature managed solutions
- Expanding **ESG and Private Markets** offering to meet demand

Structured lending capability

- Leading player in **sophisticated lending solutions** incl. structured Lombard and corporate lending
- **Real assets** capability for ship, aviation, yacht, real estate & export
- **Standard Lombard** accounts for half of our lending portfolio

Cross-divisional collaboration

- Active cross-divisional connectivity with **IB, AM and Swiss Bank to deliver full bank capabilities** to clients
- **Key collaboration areas** include trading & lending solutions with IB, investment solutions with AM and HNW with Swiss Bank

49

Footnotes are an integral part of this presentation. See slides 62-67 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

CREDIT SUISSE

WM aims to reinvigorate growth and deliver sustainable returns

Adjusted RoRC†

Headwinds impacting recent performance

- Low interest rates
- Macro (APAC deleveraging, reduced client activity)
- Proactive de-risking measures

Drivers to achieve 2024 RoRC† ambition

- Revenue increase through further growth in UHNW and acceleration in HNW; focusing on priority markets; deploying distinctive capabilities
- CHF >0.8 bn net interest income increase in 2024 vs. 2021 from gearing to higher rates[1]
- Growth investments and increased operating expenses in 2022, partially offset by operating model efficiencies



16%
14%
9%
>18%
2019
2021
1Q22 LTM
2024 ambition

50

Footnotes are an integral part of this presentation. See slides 62-67 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

CREDIT SUISSE

WM has a clear strategy with six execution priorities

Vision

Create a global Wealth Manager that delivers value for clients

Strategic levers to strengthen, simplify and invest for growth

1. Integrate WM division and simplify organization
2. Systematically grow UHNW and accelerate HNW
3. Optimize footprint with a focus on priority markets
4. Leverage our centralized lending and investment platforms
5. Enhance client and RM experience through technology and automation
6. Consistent risk management, enabling sustainable growth

Growth levers

Prioritize investments in most attractive areas & **Higher scalability of operating model** › **Improved profitability** (PTI, C/I ratio, RoRC†)

Footnotes are an integral part of this presentation. See slides 62-67 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

51

CREDIT SUISSE

1

Integrated WM business lays the foundations for sustainable growth

From a fragmented set-up…		…to a simplified and unified WM division
Streamlined **client coverage**	**9** units in **3** divisions	**6** units in **1 WM**
Combined **EAM coverage**	**3** **divisional** units	**1** **global** unit
Simplified **investment solutions delivery**	**fragmented** regional set-up	**1** **global** unit
Pooled **lending units**	**2** **divisional** units	**1** **global** unit
Unified **platform accountability**	**multiple** units across **divisions/group**	**1** **global** unit



Consistent global client service
Capture economies of scale
WM
Maintain proximity to clients
Foundation for consistent risk culture

52

Footnotes are an integral part of this presentation. See slides 62-67 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

CREDIT SUISSE

2

Capitalizing on our renowned strength in UHNW

UHNW clients benefit from our 'Bank for Entrepreneurs' approach

Segment profile

Highest market AuM growth ex-US[1]

~6%
CAGR
2020-2025[1]

Credit Suisse franchise impact

Sizeable net new assets and client business volume growth

>60%
of total NNA
2019 to 2021[2]

Credit Suisse capabilities

Structured lending and investment solutions, IB advisory

Structured Products House of Year
(Asia)[3]

Capitalizing on our strengths

Opportunity

Strongly positioned to serve UHNW clients effectively through our integrated 'Bank for Entrepreneurs' approach

Credit Suisse differentiators

Established leader in UHNW with a strong value proposition, including IB & AM collaboration and RM base concentrated on top markets; loyalty across multiple generations of families

Levers

Reinforce our coverage model; further enhance differentiating UHNW value proposition (in areas such as private markets, lending, sustainability and Next Gen programs)

53

Footnotes are an integral part of this presentation. See slides 62-67 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

CREDIT SUISSE

2

Aim to accelerate Core HNW to drive recurring revenues

Attractive characteristics of Core HNW profile

Segment profile

Largest client segment in WM market

~2x
revenue pool[2]

Credit Suisse franchise impact

Higher potential recurring activities, efficiency and return on capital

~55%
Dedicated unit (PBI) cost / income ratio[3]

Credit Suisse capabilities

CIO powerhouse and tailored product shelf

~60%
Dedicated unit (PBI) mandate penetration[3]

Building out our Top 2[1] Core HNW business (outside US)

Opportunity

Aim to build scale, increase recurring revenues and build on our existing attractive C/I ratio

Credit Suisse differentiators

Brand associated with sophisticated wealth management advice and leading House View; upgrading digital advisory functionality

Levers

Significantly expanding HNW-focused coverage model in existing markets while extending to Hong Kong and Singapore; scale HNW best practices globally

54

Footnotes are an integral part of this presentation. See slides 62-67 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

CREDIT SUISSE

3

Continue to optimize footprint and focus investment on priority markets

Market growth

- **Scale-up** in top-20 markets through **targeted initiatives** and **RM / team hires**
- Onshore **build-outs across regions**
- Invest in **technology-enabled client experience**

Market optimization

- **Reduce** activities with unattractive risk/return profile
- Finalize **Sub-Saharan Africa markets exit** (excl. South Africa)
- **Rationalize additional sub-scale markets**



~15% of markets[1];
~70% of 1Q22 CBV
~20% of markets[1];
<0.2% of 1Q22 CBV
ILLUSTRATIVE
Markets

55

Footnotes are an integral part of this presentation. See slides 62-67 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

CREDIT SUISSE

4

Aim to leverage our centralized lending and investment platforms and drive recurring revenue growth

Solutions	Key recurring revenue growth levers	2024 ambitions	
Investments	▪ Systematically **deploying** our **House View** to cater for client needs ▪ Further **integrating ESG** into client advisory and investment process ▪ **Accelerating Private Markets** sales through our single center of competence	**Mandate penetration**[1]	>35%
		Sustainable investing	Fully embed in advisory process
		Private Markets[2]	Double AuM
Lending	▪ Leveraging our **centralized capability** while maintaining focus on managing credit portfolio and operational risk ▪ Deploying **consistent product offering** across regions	**Credit Volume growth**	Mid- to high-single digit
		Sustainable Finance	Support CS Group in growing sustainable finance

56

Footnotes are an integral part of this presentation. See slides 62-67 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

CREDIT SUISSE

5

Actively shift towards enhanced digital advisory approach to further improve client and RM experience

Building our digital advisory future

Client / RM experience

Holistic

Advice on total wealth in line with House View

Omni-Channel

Personalized, direct-to-client **omni-channel proposition**

Foundations

- Cloud native
- Secure by design
- Hub-and-spoke booking center model
- Agile
- Robust & automated operations
- Integrated services (API)

Enhancing client and RM experience as part of journey

Digital Private Bank (APAC)



- **Refreshed look & feel** and improved navigation
- **New technology foundation** for future device capability and security

>65% **direct execution** of eligible DPB client orders[1]

Advanced data analytics (Core HNW)



- Increased **personalization and automation** through direct-to-client investment proposals
- **Data-driven leads generated** based on client behavior with periodic House View research distribution

~50% **conversion rate** of resulting leads[2]

Footnotes are an integral part of this presentation. See slides 62-67 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

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CREDIT SUISSE

 Aim to selectively grow our diversified portfolio, underpinned by a strengthened approach to risk management  58  Average loan loss ratio of net loans2  1Q22 credit volume1 by product  <10 bps  High quality credit portfolio  3%              Standard Lombard   Real Estate  Structured Corporate  Ship & Aviation  Structured Lombard  Export     Strengthened WM client risk and compliance  Staying close to clients through the market cycle        From fragmented approach to a consolidated WM first line of defense and COO setup  Realigned accountability: Transferring 40% of second line of defense onboarding function FTEs to WM first line of defense  Reviews of client relationships with heightened risk profile followed by de-risking measures                    6  Risk appetite alignment largely complete       Footnotes are an integral part of this presentation. See slides 62-67 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

 Wealth Management is focused on driving sustainable growth  59  We have a leading and distinctive franchise  We have set the foundations of our global business and have a strong team in place    We have a clear strategy and execution plan                             Footnotes are an integral part of this presentation. See slides 62-67 in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.

 Appendix

 61  Results excluding certain items included in our reported results are non-GAAP financial measures. Following the reorganization implemented at the beginning of 2022, we have amended the presentation of our adjusted results. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.  Reconciliation of adjustment items

Notes

General notes

- Throughout this presentation rounding differences may occur
- Results excluding certain items included in our reported results are non-GAAP financial measures.
- Estimates and assumptions are based on currently available information and beliefs, expectations and opinions of management and include all known facts and decisions as of June 28, 2022. Actual results may differ
- Unless otherwise noted, all **CET1 capital, CET1 ratio, Tier 1 leverage ratio, risk-weighted assets** and **leverage exposure** figures shown in these presentations are as of the end of the respective period
- **Private Banking Switzerland** refers to the Private Banking unit within the Swiss Bank division
- **Mandates** reflect advisory and discretionary mandate volumes
- **Mandate penetration** reflects advisory and discretionary mandate volumes as a percentage of AuM, excluding those from the external asset manager business
- **Client Business Volume** includes assets under management, custody assets and net loans
- Custody assets includes assets under custody and commercial assets

Specific notes

† Regulatory capital is calculated as the average of 13.5% of RWA and 4.25% of leverage exposure and return on regulatory capital, a non-GAAP financial measure, is calculated using income/(loss) after tax and assumes a tax rate of 25% from 2020 onward. For the Investment Bank, return on regulatory capital is based on US dollar denominated numbers. Return on regulatory capital excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology. Adjusted return on regulatory capital excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology.

‡ Return on tangible equity, a non-GAAP financial measure, is calculated as annualized net income attributable to shareholders divided by average tangible shareholders' equity. Tangible shareholders' equity, a non-GAAP financial measure, is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet.

Our ambition to release USD >3 bn of capital from the Investment Bank over 2021-2022 and our ambition to invest CHF ~3 bn of capital in Wealth Management over 2021-2024 is based on an average of 13.5% risk-weighted assets and 4.25% leverage exposure.

Abbreviations

ABS = Asset Backed Securities; AM = Asset Management; APAC = Asia Pacific; API = Application Programming Interface; ATM = Automated teller machine; AuM = Assets under Management; BCBS = Basel Committee on Banking Supervision; BIS = Bank of International Settlements; bps = basis points; C/I = Cost/income; CAGR = Compound annual growth rate; CBV = Client Business Volume; CCO = Chief Compliance Officer; CET1 = Common Equity Tier 1; CHF = Swiss Franc; CIO = Chief Investment Officer; COO = Chief Operating Officer; CRO = Chief Risk Officer; CSX = Credit Suisse X; CTF = Commodity Trade Finance; CTOO = Chief Technology and Operations Officer; DCRC = Divisional Client Risk Committee; DPB = Digital Private Bank; EAM = External Asset Manager; ECB = European Central Bank; EMEA = Europe, Middle East and Africa; ESG = Environment, Social and Governance; EU = European Union; EUR = Euro; FED = Federal Reserve; FIDLEG = Finanzdienstleistungsgesetz; FINMA = Swiss Financial Market Supervisory Authority; FTE = Full time equivalent; FX = Foreign Exchange; FY = Full year; GAAP = Generally Accepted Accounting Principles; GCRC = Group Client Risk Committee; GTS = Global Trading Solutions; HNW = High Net Worth; IB = Investment Bank; IG = Investment Grade; IT = Information Technology; LTM = Last twelve months; LTV = Loan-to-value ratio; MD = Managing Director; MiFID = Markets in Financial Instruments Directive; NIG = Non-investment grade; NNA = Net New Assets; PB = Private Banking; PBI = Private Banking International; PCL = provision for credit losses; pp. = percentage points; PTI = Pre-tax income; RM = Relationship Manager; RoRC = Return on regulatory capital; RWA = Risk-weighted assets; SB = Swiss Bank; SNB = Swiss National Bank; SRR = Strategic Regulatory Remediation; TCFD = Task Force on Climate-Related Financial Disclosures; UHNW = Ultra High Net Worth; UK = United Kingdom; US = United States; USD = United States Dollar; vs. = versus; WM = Wealth Management; YoY = Year on year; YTD = Year to date

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Footnotes – Risk

Slide 7 Our risk profile is well-diversified with a focus on credit risk

1. Includes Credit Valuation Adjustments
2. Includes equity positions in the banking book under the simple risk weight approach, equity investments in funds, settlement risk, and amounts below thresholds for deductions (subject to 250% risk weight)
3. Includes securitization exposures in the banking book

Slide 9 Archegos highlighted weaknesses in risk management where outcome substantially deviated from historical performance

Source: Bloomberg (all numbers in CHF), Company filings as of 4Q21

1. Include Bank of America, Barclays, BNP, Citigroup, Deutsche Bank, Goldman Sachs, HSBC, JP Morgan, Morgan Stanley, Société Générale, Standard Chartered and UBS

Slide 12 Deep dive on selected portfolios

1. Refers to the transaction risk rating that reflects the expected loss associated with one unit of an exposure in normal circumstances

Slide 13 Investing in our people and our organizational design is critical to strengthening our Risk management

Note: All figures as of May 31, 2022

Slide 16 Our response to Russia/Ukraine demonstrated improvements to risk capabilities, urgency and accountability

1. Exposure is net of specific allowances, specific provisions for credit losses and valuation adjustments
2. January 4, 2022 to February 24, 2022

Slide 18 Risk culture is a core focus across the first and second lines of defense

1. As of May 31, 2022 YTD
2. 2021 increase relative to 2020 baseline

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CREDIT SUISSE

 Footnotes – Compliance  64  Slide 22 Addressing complexity in Compliance remains an industry challenge and core to our success1. Thomson Reuters, Cost of Compliance 20212. Permanent FTE3. Excluding discretionary compensation expenses and FX impactSlide 24 Refreshed leadership and simplification have strengthened the CCO organization 1. MDs/Directors joined Compliance (of which 21 new joiners to Credit Suisse)2. As of March 31, 2022 vs. March 31, 2021

Footnotes – Technology & Operations

Slide 32 Technology and Operations (CTOO) supports our business today

Note: All figures as of 1Q22

1. AuM includes both Wealth Management and Private Banking Switzerland
2. 2021 total volume of payment transactions processed via our Payment Platform on Standard Banking IT Platform

Slide 35 Digital business platform initiatives have already produced tangible results, and will be further scaled to drive growth

Note: All figures reflect YTD

1. Structured Retail Products 2021 – Best Structured Product Technological Solution, Americas for GTS Sphere platform; Global Capital Americas Derivatives Award 2020 – Electronic Platform of the Year for Sphere; Pan-Asia Institutional Investor survey 2021 – #1 E-Trading platform in APAC for AES; The Banker Magazine 2019 Tech Projects Awards winner under Trading System category: AES

Slide 36 Our digital products are a key enabler across businesses

1. Structured Retail Products 2021 – Best Structured Product Technological Solution, Americas for GTS Sphere platform; Global Capital Americas Derivatives Award 2020 – Electronic Platform of the Year for Sphere

Slide 41 Our workforce offers opportunity to reinvest

Note: All figures as of 1Q22

1. Employees and externals including outsourced

Slide 42 Our cost structure reflects the period of transition from a federated to a centralized model

1. Source: Oliver Wyman share of Technology and Operations spend per revenue and total spend as of 2020

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CREDIT SUISSE

Footnotes – Wealth Management (1/2)

Slide 47 Credit Suisse is a leading global Wealth Manager

1. Figures shown are total for Wealth Management division and Private Banking Switzerland as of 1Q22; Private Banking Switzerland with CHF ~110 bn AuM, CHF ~200 bn CBV and ~1,000 RMs
2. Calculation based on net revenues for clients in WM Division and Private Banking Switzerland. Excludes clients with CHF <1 mn AuM with CS

Slide 48 Deep and long-standing history across our regions, particularly higher growth markets

1. Figures as of 1Q22; CBV for Private Banking International business area has been distributed according to relevant region. Expected market growth rates shown are based on Oliver Wyman Wealth Pools market sizing study (May 2021) and show expected Private Banking AuM (market level) CAGR from 2021 to 2024
2. Expected market growth rate not included for External Asset Managers due to lack of comparability (e.g. in terms of entity type, market scope, client scope) in external markets statistics
3. Higher growth markets include APAC region and Emerging Markets; % based on CBV

Slide 50 WM aims to reinvigorate growth and deliver sustainable returns

1. Net interest income increase from realization of CHF, USD and EUR forward rates; as of June 16, 2022

Slide 53 Capitalizing on our renowned strength in UHNW

1. McKinsey Wealth Pools 2021
2. WM data; UHNW contributed >60% total Credit Suisse Wealth Management NNA for the years 2019, 2020 and 2021 combined
3. Asia Risk 2021; Risk.net

Slide 54 Aim to accelerate Core HNW to drive recurring revenues

1. McKinsey Wealth Pools 2021; Market share based on markets (client domiciles, onshore / offshore) and client segments in which Credit Suisse is active
2. Oliver Wyman Wealth Management Model; 2021 revenue pool for HNW compared to the revenue pool for UHNW
3. As of 1Q22

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Footnotes – Wealth Management (2/2)  67  Slide 55 Continue to optimize footprint and focus investment on priority markets1. Domiciles that Wealth Management actively serves (offshore or onshore)Slide 56 Aim to leverage our centralized lending and investment platforms and drive recurring revenue growth1. Includes Wealth Management and Private Banking Switzerland (part of Swiss Bank division)2. Includes Private Equity and Liquid Alternatives Slide 57 Actively shift towards enhanced digital advisory approach to further improve client and RM experience 1. For available products and clients signed up to Digital Private Bank, 1Q22 2. ‘CS in brief’ central monthly research mailing; targeted Credit Suisse Data & Analytics leads with opportunities discussed vs. opportunities converted for 2021Slide 58 Aim to selectively grow our diversified portfolio, underpinned by a strengthened approach to risk management1. Includes AFG portfolio and small volumes of Aviation, Ship and Export Finance that are within the Swiss Bank and managed by WM2. Provision for credit losses as a % of net loans, average from 2018-1Q22

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Reto Hösli
Reto Hösli
Director

/s/ Annina Müller
Annina Müller
Date: June 28, 2022		Vice President